POTASH AMERICA, INC.

8th Floor – 200 South Virginia Street, Reno, Nevada

 (775) 398-3019

July 11, 2011

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington DC

20549

Attention:

Jessica Plowgian

Attorney-Adviser

Dear Sirs:

Re:

Potash America, Inc. (the “Company”)

Form 8-K

Filed on June 17, 2011

File No.  333-150775

This letter responds to comments of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in the letter from the Staff dated July 7, 2011 (the "Comment Letter") regarding the above-referenced Form 8-K of Potash America, Inc. filed with the Commission on June 17, 2011.

Form 8-K filed on June 17, 2011

1.

We note your response to our oral comment issued on June 24, 2011. Please provide an expanded factual analysis of your belief that you are not a shell company as defined by Rule 405 of the Securities Act. Your response should take into account that a shell company is a registrant who has no or nominal operations and either (i) no or nominal assets, (ii) assets consisting solely of cash and cash equivalents, or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets. We note that per your response dated June 28, 2011 and your Form 10-K filed June 29, 2011, you do not appear to have any current operations and you have no full-time employees, no revenue and a limited amount of cash.

Response:

We believe that we are not a shell company due to operations which exceed the ‘nominal’ threshold established by the Commission.  We are actively acquiring properties and initiating exploration activities on our Newfoundland property.  We are also conducting due diligence in anticipation of closing on the Nevada property.  To this end, we have taken the following steps:

POTASH AMERICA, INC.

8th Floor – 200 South Virginia Street, Reno, Nevada

 (775) 398-3019

1.

Increased available financing by amending our line of credit agreement to $1,000,000 from an initial $200,000.  This development was filed in a Current Report on Form 8-K on June 23, 2011: http://www.sec.gov/Archives/edgar/data/1431880/000127351111000192/potashform8kjun2211.htm

2.

Closed the acquisition of the Newfoundland property.  The closing was described in our ‘Super’ 8-K filed on June 17, 2011: http://www.sec.gov/Archives/edgar/data/1431880/000127351111000188/potashsuper8kjune6.htm

3.

Entered into a consulting agreement with Marc Rousse to oversee operations on the Newfoundland property.  A copy of this agreement is attached to this response.

4.

Entered into an advisory board agreement with Jeff Adams.  Mr. Adams is an experienced mining professional and will advise the company on acquisitions and exploration.  A copy of this agreement is attached to this response.

5.

Entered into a Letter of Intent to acquire a 100% interest in 39 Bureau of Land Management Claims in Mineral County, Nevada.

6.

Employed the consulting services of Industrial Mineral Developments, (IMD) Inc. to assess and evaluate the economic potential of the Montmorillonite mineral properties located in Sodaville, Mineral County, Nevada.  More details on this engagement are available in our Current Report on Form 8-K filed on June 6, 2011: http://www.sec.gov/Archives/edgar/data/1431880/000127351111000171/potashform8kjun22011.htm

7.

Entered into a consulting agreement with Elwayne Everett for development work on the Nevada property.  A copy of this agreement is attached to this response.

We have undertaken all of these activities within the last 2 months and plan on increasing our operations as we close on the Nevada property and begin exploration activity on the Newfoundland property.  There have also been additional activities which are more difficult to document.  These activities include communication with various vendors and due diligence on additional properties to include in our portfolio.

In the following weeks we plan on engaging additional geologists and beginning the preparation of a report on the Newfoundland property which will comply with NI 43-101 standards in Canada.

We believe that our activities in the last two months, and certainly since the filing of our June 17, 2011 8-K which announced that we are no longer a shell, qualify as beyond nominal.

We acknowledge that:

1.

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

POTASH AMERICA, INC.

8th Floor – 200 South Virginia Street, Reno, Nevada

 (775) 398-3019

2.

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

POTASH AMERICA, INC.

Per:

/s/ Barry Wattenberg

Barry Wattenberg

Chief Executive Officer